Filed by NioCorp Developments Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp II

Commission File No.: 001-40226

Proposed NioCorp-GX Business Combination Takes Another Step Forward with the Filing of an S-4 Registration Statement with the SEC

CENTENNIAL, Colo. (November 7, 2022) — NioCorp Developments Ltd. (“NioCorp” or the “Company”) (TSX:NB) (OTCQX:NIOBF) today announced that it has filed a Form S-4 Registration Statement ("S-4") with the U.S. Securities and Exchange Commission ("SEC") regarding the Company's proposed Business Combination Agreement with GX Acquisition Corp. II (“GXII”). The filing of an S-4 is a key milestone in the process and helps NioCorp and GXII continue to advance the proposed deal to closing.

The proposed Transaction values the combined entity at an estimated enterprise value of $313.5 million.

As proposed in the Business Combination Agreement, originally announced on September 26, 2022 (see this news release), NioCorp will acquire GXII, a U.S.-based special purpose acquisition company, and expects to be listed on the Nasdaq Stock Exchange soon after the acquisition closes. NioCorp shares will also continue to be traded on the Toronto Stock Exchange (“TSX”). The transactions contemplated by the Business Combination Agreement and the ancillary agreements thereto are referred to, collectively, as the “Transaction.”

Assuming no redemptions by GXII public shareholders, upon deal close the combined operating entity could have access to as much as $285 million in net cash (after paying transaction expenses) from the GXII trust account to continue advancing the Elk Creek Critical Minerals Project.  Final proceeds will depend upon redemption rates of current GXII shareholders at the consummation of the proposed Transaction.

The deal is expected to close in the first quarter of 2023, subject to effectiveness of the registration statement on Form S-4 that NioCorp filed today, the satisfaction of customary closing conditions, including certain governmental approvals, the approval of the TSX, and the approval of certain elements of the proposed Transaction by a majority of shareholders of GXII and a majority of NioCorp shareholders voting to approve such elements.

The S-4 includes detailed information on the proposed Transaction, including the following:

•	The specific proposals that will be put before NioCorp shareholders for a vote at a Special Meeting of Shareholders that is expected to be scheduled following the SEC's determination of effectiveness of the S-4.
•	Questions and answers about the Transactions.
•	Questions and answers about the NioCorp Special Meeting of Shareholders.
•	NioCorp's Reasons for the Transactions and the NioCorp's Board's Recommendations
•	A third-party opinion, conducted by GenCap Mining Advisory Ltd., as to the fairness, from a financial point of view, of the Transaction, including the Exchange Ratio, to NioCorp shareholders.
•	A third-party opinion, conducted by Scalar, as to the fairness, from a financial point of view, of the Transaction, to GX shareholders.

Each of the portions of the S-4 listed above can be seen on NioCorp's website at https://www.niocorp.com/S-4_filing_excerpts/

Investors are urged to read and review the full Form S-4, which can be seen here: https://www.nasdaq.com/market-activity/stocks/niobf/sec-filings

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For More Information:

Jim Sims, Corporate Communications Officer, NioCorp Developments Ltd., 720-639-4650, jim.sims@niocorp.com

@NioCorp $NB.TO $NIOBF $BR3 #Niobium #Scandium #rareearth #neodymium #dysprosium #terbium #ElkCreek #EV #electricvehicle

About NioCorp

NioCorp is developing a critical minerals project in Southeast Nebraska that will produce niobium, scandium, and titanium. The Company also is evaluating the potential to produce several rare earths from the Project. Niobium is used to produce specialty alloys as well as High Strength, Low Alloy ("HSLA") steel, which is a lighter, stronger steel used in automotive, structural, and pipeline applications. Scandium is a specialty metal that can be combined with Aluminum to make alloys with increased strength and improved corrosion resistance. Scandium is also a critical component of advanced solid oxide fuel cells. Titanium is used in various lightweight alloys and is a key component of pigments used in paper, paint and plastics and is also used for aerospace applications, armor, and medical implants. Magnetic rare earths, such as neodymium, praseodymium, terbium, and dysprosium are critical to the making of Neodymium-Iron-Boron (“NdFeB”) magnets, which are used across a wide variety of defense and civilian applications.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Transaction, NioCorp intends to file a registration statement on Form S-4 (the “registration statement”) with the SEC, which will include a document that serves as a prospectus and proxy circular of NioCorp and a proxy statement of GXII, referred to as a “joint proxy statement/prospectus.” The definitive joint proxy statement/prospectus will be filed with the SEC as part of the registration statement and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities, and will be sent to all NioCorp shareholders and GXII stockholders as of the applicable record date to be established. Each of NioCorp and GXII may also file other relevant documents regarding the proposed Transaction with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NIOCORP AND GXII ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AND, IN THE CASE OF NIOCORP, WITH THE APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by NioCorp or GXII through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the applicable Canadian securities regulatory authorities by NioCorp through the website maintained by the Canadian Securities Administrators at www.sedar.com. The documents filed by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities also may be obtained by contacting NioCorp at 7000 South Yosemite, Suite 115, Centennial CO 80112, or by calling (720) 639-4650; or GXII at 1325 Avenue of the Americas, 28th Floor, New York, NY 10019, or by calling (212) 616-3700.

Participants in the Solicitation

NioCorp, GXII and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from NioCorp’s shareholders and GXII’s stockholders in connection with the proposed Transaction. Information regarding the executive officers and directors of NioCorp is included in its management information and proxy circular for its 2021 annual general meeting of shareholders filed with the SEC and the applicable Canadian securities regulatory authorities on October 22, 2021. Information regarding the executive officers and directors of GXII is included in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Additional information regarding the persons who may be deemed to be participants in the solicitation, including information regarding their interests in the proposed Transaction, will be contained in the registration statement and the joint proxy statement/prospectus (if and when available). NioCorp’s shareholders and GXII’s stockholders and other interested parties may obtain free copies of these documents free of charge by directing a written request to NioCorp or GXII.

No Offer or Solicitation

This press release and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This press release is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may include, but are not limited to, statements about the parties’ ability to close the proposed Transaction, including NioCorp and GXII being able to receive all required regulatory, third-party and shareholder approvals for the proposed Transaction; the anticipated benefits of the proposed Transaction, including the potential amount of cash that may be available to the combined company upon consummation of the proposed Transaction and the use of the net proceeds following the redemptions by GXII public shareholders; NioCorp’s expectation that its common shares will be accepted for listing on the Nasdaq Stock Market following the closing of the proposed Transaction; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville Advisors Global, LP (“Yorkville”); the financial and business performance of NioCorp; NioCorp’s anticipated results and developments in the operations of NioCorp in future periods; NioCorp’s planned exploration activities; the adequacy of NioCorp’s financial resources; NioCorp’s ability to secure sufficient project financing to complete construction and commence operation of the Elk Creek Project; NioCorp’s expectation and ability to produce niobium, scandium, and titanium at the Elk Creek Project; the outcome of current recovery process improvement testing, and NioCorp’s expectation that such process improvements could lead to greater efficiencies and cost savings in the Elk Creek Project; the Elk Creek Project’s ability to produce multiple critical metals; the Elk Creek Project’s projected ore production and mining operations over its expected mine life; the completion of the demonstration plant and technical and economic analyses on the potential addition of magnetic rare earth oxides to NioCorp’s planned product suite; the exercise of options to purchase additional land parcels; the execution of contracts with engineering, procurement and construction companies; NioCorp’s ongoing evaluation of the impact of inflation, supply chain issues and geopolitical unrest on the Elk Creek Project’s economic model; the impact of health epidemics, including the COVID-19 pandemic, on NioCorp’s business and the actions NioCorp may take in response thereto; and the creation of full time and contract construction jobs over the construction period of the Elk Creek Project. In addition, any statements that refer to projections (including Averaged EBITDA, Averaged EBITDA Margin, and After-Tax Cumulative Net Free Cash Flow), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of NioCorp and GXII, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to: the future price of metals; the stability of the financial and capital markets; NioCorp and GXII being able to receive all required regulatory, third-party, and shareholder approvals for the proposed Transaction; the amount of redemptions by GXII public shareholders; the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; and other current estimates and assumptions regarding the proposed Transaction and its benefits. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by NioCorp and GXII with the SEC and, in the case of NioCorp, with the applicable Canadian securities regulatory authorities and the following: the amount of any redemptions by existing holders of GXII Class A Shares being greater than expected, which may reduce the cash in trust available to NioCorp upon the consummation of the business combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and/or payment of the termination fees; the outcome of any legal proceedings that may be instituted against NioCorp or GXII following announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed transactions due to, among other things, the failure to obtain NioCorp shareholder approval or GXII shareholder approval or the execution of definitive agreements relating to the convertible debenture transaction and the stand by equity purchase facility contemplated by the term sheets with Yorkville; the risk that the announcement and consummation of the proposed transactions disrupts NioCorp’s current plans; the ability to recognize the anticipated benefits of the proposed transactions; unexpected costs related to the proposed transactions; the risks that the consummation of the proposed transactions is substantially delayed or does not occur, including prior to the date on which GXII is required to liquidate under the terms of its charter documents; NioCorp’s ability to operate as a going concern; NioCorp’s requirement of significant additional capital; NioCorp’s limited operating history; NioCorp’s history of losses; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of the COVID-19 pandemic or other global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; changes in demand for and price of commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of NioCorp and GXII prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Transaction or other matters addressed herein and attributable to NioCorp, GXII or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Except to the extent required by applicable law or regulation, NioCorp and GXII undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Mineral Reserves and Resources

Unless otherwise indicated, information concerning NioCorp’s mining property included in this press release has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects” (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy (“CIM”) “Definition Standards – For Mineral Resources and Mineral Reserves, May 10, 2014” (the “CIM Definition Standards”). Beginning with NioCorp’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “NioCorp Form 10-K”), NioCorp’s mining property disclosures included or incorporated by reference in its SEC filings are required to be prepared in accordance with the requirements of subpart 1300 of Regulation S-K (“S-K 1300”). Previously, NioCorp prepared its estimates of mineral resources and mineral reserves following only NI 43-101 and the CIM Definition Standards. On June 28, 2022, NioCorp issued a CIM-compliant NI 43-101 technical report (the “2022 NI 43-101 Elk Creek Technical Report”) for the Elk Creek Project, which is available through the website maintained by the Canadian Securities Administrators at www.sedar.com. On September 6, 2022, the Company filed a technical report summary for the Elk Creek Project that conforms to S-K 1300 reporting standards (the “S-K 1300 Elk Creek Technical Report Summary”) as Exhibit 96.1 to the NioCorp Form 10-K, which is available through the website maintained by the SEC at www.sec.gov. The 2022 NI 43-101 Elk Creek Technical Report and S-K 1300 Elk Creek Technical Report Summary are based on a feasibility study (the “June 2022 Feasibility Study”) prepared by qualified persons (within the meaning of both NI 43-101 and S-K 1300, as applicable) and are substantively identical to one another except for internal references to the regulations under which the report is made, and certain organizational differences. The requirements and standards under Canadian securities laws, however, differ from those under S-K 1300. The terms “mineral resource,” “indicated mineral resource” and “mineral reserve” included herein are used as defined in accordance with NI 43-101 under the CIM Definition Standards. While the terms are substantially similar to the same terms defined under S-K 1300, there are differences in the definitions. Accordingly, there is no assurance any mineral resource or mineral reserve estimates that the Company may report under NI 43-101 will be the same as the mineral resource or mineral reserve estimates that the Company may report under S-K 1300.

NioCorp discloses estimates of both its mineral resources and mineral reserves. You are cautioned that mineral resources are subject to further exploration and development and are subject to additional risks and no assurance can be given that they will eventually convert to future reserves. Under both regimes, inferred resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the inferred resource exists or is economically or legally mineable. See Item 1A, Risk Factors in the NioCorp Form 10-K. Reference should be made to the full text of the 2022 NI 43-101 Elk Creek Technical Report and the S-K 1300 Elk Creek Technical Report Summary for further information regarding the assumptions, qualifications and procedures relating to the estimates of mineral reserves and mineral resources as defined under NI 43-101 and S-K 1300, respectively.

Qualified Persons

All technical and scientific information included in this press release derived from the June 2022 Feasibility Study respecting NioCorp’s mineral resources has been reviewed and approved by Matthew Batty, P.Geo., Owner, Understood Mineral Resources Ltd., and all such information respecting NioCorp’s mineral reserves has been reviewed and approved by Richard Jundis, P. Eng., Director of Mining, Optimize Group.  Each of Mr. Batty and Mr. Jundis and their respective firms are independent consultants who provide consulting services to NioCorp.  All other technical and scientific information included in this press release has been reviewed and approved by Scott Honan, M.Sc., SME-RM, NioCorp’s Chief Operating Officer.  Each of Messrs. Batty, Jundis, and Honan is a “Qualified Person” as such term is defined in NI 43-101.

Financial Information; Non-GAAP Measures

Certain financial information and data included in this press release is unaudited and may not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed relating to the proposed Transaction and the joint proxy statement/prospectus contained therein. This press release also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”), including, but not limited to, “Averaged EBITDA,” “Averaged EBITDA Margin,” and “After-Tax Cumulative Net Free Cash Flow.” These performance measures do not have a standard meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other companies. These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing NioCorp’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. These non-GAAP financial measures are included in this press release because they are key performance measures used in the June 2022 Feasibility Study for purposes of projecting the economic results of the Elk Creek Project, and NioCorp and GXII believe that these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to NioCorp’s financial condition and results of operations. NioCorp and GXII believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing NioCorp’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

The non-GAAP financial measures included in this press release are projections. Reconciliations of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures are not provided because NioCorp is unable to provide such reconciliations without unreasonable effort, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of such items impacting comparability and the periods in which such items may be recognized. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. See “Forward-Looking Statements.”

In addition to the non-GAAP financial measures, this press release may contain financial forecasts and projections (collectively, “prospective financial information”) of NioCorp. Neither the independent registered public accounting firm of NioCorp nor the independent registered public accounting firm of GXII audited, reviewed, compiled or performed any procedures with respect to the prospective financial information for the purpose of their inclusion in this press release, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. This prospective financial information constitutes forward-looking statements and should not be relied upon as being guarantees or necessarily indicative of future results. The assumptions and estimates underlying such prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements.” Accordingly, there can be no assurance that the prospective financial information is indicative of future performance of NioCorp or that actual results will not differ materially from the results presented in the prospective financial information included in this press release. Actual results may differ materially from the results contemplated by the prospective financial information included in this press release. The inclusion of such prospective financial information herein should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

The purpose of the prospective financial information is to assist investors, shareholders and others in evaluating the performance of NioCorp’s business. The prospective financial information may not be appropriate for other purposes. Information about NioCorp’s guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “Forward-Looking Statements” in this press release, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause NioCorp’s actual future financial and operating results to differ from what NioCorp currently expects.